1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOR ALDEN

thor.alden@dechert.com +1 202 261 3391 Direct

November 16, 2016

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”) File Nos.: 333-111986; 811-21475

  Dear Ms. Dubey:

We are writing in response to comments provided on October 27, 2016 with respect to Post-Effective Amendment No. 97 filed on Form N-1A on September 20, 2016 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class R6 shares of RBC SMID Cap Growth Fund, RBC Small Cap Core Fund, and RBC Small Cap Value Fund (the “Funds”), a new share class of each of the Funds. Each Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on their behalf.

I.	Summary Section of Prospectus – All Funds

Comment 1.       Please confirm the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Response 1.                We confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Comment 2.       With regard to the footnote to the fee table, please describe who may terminate the expense limitation agreement and the circumstances by which it may be terminated.

Response 2.                The disclosure will be revised to state that the expense limitation agreement may be revised or terminated by the Fund’s board of trustees, if the board consents to a revision or termination as being in the best interests of the Fund.

Comment 3.       The footnote to the fee table states that the Fund will carry forward, for a certain period “any expenses in excess of the expense limitation and repay the Advisor such amounts provided the Fund is able to do so and remain in compliance with the expense limitation in place at the time the fees were waived or expenses paid.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73), which reminds registrants that they cannot recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap.

Response 3.                The Fund intends to revise this language as part of its annual update once the corresponding expense limitation agreement has been amended.

Comment 4.       Please revise the last sentence in the footnote to the expense table to clarify that recoupment is permitted only for the relevant period from the specific time the fees were waived/reimbursed.

Response 4.                The Fund intends to revise this language as part of its annual update once the corresponding expense limitation agreement has been amended.

Comment 5.       Throughout the registration statement, when referencing a Fund’s 80% investment policy, please clarify whether the reference to assets is to net or total assets in accordance with Rule 35d-1 of the 1940 Act.

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Response 5.                The registration statement notes on page 18 that for purposes of the Funds’ “80% policies, ‘assets’ is defined as net assets, plus the amount of any borrowings for investment purposes.” The Funds will revisit this disclosure as part of their upcoming annual update to consider whether to disclose this statement more prominently.

Comment 6.       The Funds list May 29, 2015 as the applicable date to determine the market capitalization range for their respective benchmark indices. Consider using a more recent date.

Response 6.                The disclosure will be revised accordingly.

II.	Summary Section of Prospectus – RBC SMID Cap Growth Fund

Comment 7.       Please specify the particular expense cap for Class R6 shares in the footnote to the fee table of the RBC SMID Cap Growth Fund.

Response 7.                The disclosure will be revised accordingly.

Comment 8.       According to the RBC SMID Cap Growth Fund’s disclosure, the market capitalization range of its benchmark is as low as $177 million. If applicable, please revise the Fund’s investment strategy to state that the Fund invests in microcap companies.

Response 8.                The RBC SMID Cap Growth Fund intends to revise its principal investment strategy as part of its upcoming annual update to address investments in microcap companies.

Comment 9.       If principal, please include “microcap risk” for the RBC SMID Cap Growth Fund if its corresponding benchmark tracks microcap companies.

Response 9.                The RBC SMID Cap Growth Fund intends to add microcap risk as part of its upcoming annual update.

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III.	Summary Section of Prospectus – RBC Small Cap Value Fund

Comment 10.       The footnote to the fee table of the RBC Small Cap Value Fund states that the “Fund will carry forward, for a period not to exceed 3 years from the end of the fiscal year in which the Advisor waives fees or pays expenses, any expenses in excess of the expense limitation and repay the Advisor such amounts provided the Fund is able to do so and remain in compliance with the expense limitation in place at the time the fees were waived or expenses paid.” Please revise the footnote to limit the recoupment period to three years after the fees were paid and not to three years after the fiscal year end in which the Advisor waived fees or paid expenses.

Response 10.                The Fund intends to add corresponding disclosure as part of its annual update once the corresponding expense limitation agreement has been amended.

Comment 11.       The RBC Small Cap Value Fund provides in its principal investment strategies that it “may also invest in securities of non-U.S. companies.” If principal, consider adding corresponding risk disclosure.

Response 11.                The Fund intends to make this change as part of its annual update.

Comment 12.       Please provide the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart of the RBC Small Cap Value Fund because the Fund’s fiscal year is other than a calendar year.

Response 12.                The disclosure will be revised accordingly.

IV.	Statutory Section of Prospectus – All Funds

Comment 13.       In the first sentence of the third full paragraph of the “Pricing of Fund Shares” section on page 23 of the Prospectus, please delete the word “generally.”

Response 13.                The Funds intend to make this change as part of their upcoming annual update.

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Comment 14.       The $15 wire fee that is discussed on page 31 of the Prospectus appears to be a redemption fee. Redemption fees may not exceed 2%. See Rule 22c-2(a)(1)(i) under the 1940 Act. As each Fund already charges a 2% redemption fee on shares held for 30 days or less, please explain to us why the combination of the redemption fee and the $15 wire fee does not violate Rule 22c-2(a)(1)(i) under the 1940 Act.

Response 14.                The Funds’ fees in connection with redemptions comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed. The Funds will revise their disclosure to indicate that the 2% redemption fee does not apply to Class R6 shares of the Funds.

Comment 15.       Please consider changing the format of the financial highlights section so that the column headers are instead left hand row headers while the fiscal years are column headers.

Response 15.                 We would prefer to retain this format in order to match the financial highlights filed with the Funds’ audited annual financial reports. However, we will consider whether to make this change as part of its upcoming annual update for these Funds.

V.	Statement of Additional Information – All Funds

Comment 16.       The Statement of Additional Information states that “In cases where a Fund is the buyer of a [credit default swap (“CDS”) or a credit default index swap (“CDX”)] contract, a Fund will earmark and reserve assets, in cash or liquid securities, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis. In cases where a Fund is a seller of a CDS or CDX contract, the Fund will earmark and reserve assets, in cash or liquid securities, equal to the full notional value of the CDS or CDX.” Please confirm that if a Fund purchases a CDS or CDX contract that it will segregate the value of the total amount of the premium payment owed plus the amount of any prepayment penalty.

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Response 16.                The Funds intend to segregate assets with respect to any derivatives positions in a manner that they determine to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. The Funds currently do not purchase or sell CDS or CDX contracts, but may do so in the future. If the Funds determine to purchase or sell CDS or CDX contracts, they intend to align their segregation practices with those outlined in the Staff’s comment.

Comment 17.       In the “Investment Restrictions” section on pages 17-18 of the SAI, please add a description of what it means for a Fund to be diversified or concentrated.

Response 17.                 The disclosure will be revised accordingly.

Comment 18.       Under “Proxy Voting Policies” on page 30 of the SAI, please provide a more detailed description of the Funds’ proxy voting policies and procedures, or alternatively include a copy of the policies and procedures themselves.

Response 18.                 The Funds will include a copy of their policies and procedures.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

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